Exhibit 99.1

Luckin Coffee Inc. Announces Third Quarter 2024 Financial Results

Quarterly Revenue Exceeded RMB10 Billion; Year-on-Year Increase of 41.4%

Profitability Improved with GAAP Operating Margin of 15.3%

1,382 Net New Store Openings; Ended Quarter With More Than 21,300 Stores

BEIJING, October 30, 2024 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced its unaudited financial results for the three months ended September 30, 2024.

THIRD QUARTER 2024 HIGHLIGHTS1

•	Total net revenues in the third quarter were RMB10,180.8 million (US$1,452.1 million), representing an increase of 41.4% from RMB7,200.0 million in the same quarter of 2023.

•	Net new store openings during the third quarter was 1,382, resulting in a quarter-over-quarter store unit growth of 6.9% from the number of stores at the end of the second quarter of 2024, ending the third quarter with 21,343 stores which include 13,936 self-operated stores and 7,407 partnership stores.

•	Average monthly transacting customers in the third quarter was 79.8 million, representing an increase of 36.5% from 58.5 million in the same quarter of 2023.

•	Revenues from self-operated stores in the third quarter were RMB7,501.4 million (US$1,069.9 million), representing an increase of 45.9% from RMB5,141.0 million in the same quarter of 2023.

•	Same-store sales growth for self-operated stores in the third quarter was negative 13.1%, compared to positive 19.9% in the same quarter of 2023.

•	Store level operating profit – self-operated stores in the third quarter was RMB1,745.6 million (US$249.0 million) with store level operating profit margin of 23.3%, compared to RMB1,185.4 million with store level operating profit margin of 23.1% in the same quarter of 2023.

•	Revenues from partnership stores in the third quarter were RMB2,341.3 million (US$333.9 million), representing an increase of 27.2% from RMB1,840.8 million in the same quarter of 2023.

•	GAAP operating income in the third quarter was RMB1,557.5 million (US$222.1 million), representing a GAAP operating margin of 15.3%, compared to RMB961.7 million, or a GAAP operating margin of 13.4%, in the same quarter of 2023. Non-GAAP operating income in the third quarter, which adjusts for share-based compensation expenses, was RMB1,655.6 million (US$236.1 million), representing a non-GAAP operating margin of 16.3%, compared to RMB1,025.5 million, or a non-GAAP operating margin of 14.2%, in the same quarter of 2023.

•	Additional information on international business. The Company recognizes the importance of the international market and is actively pursuing global expansion. The international market encompasses diverse regions, each requiring long-term investment before realizing substantial financial returns.

We have strategically chosen Singapore as the launch point for our international expansion, given its status as a key hub in Southeast Asia. Our first store in Singapore opened in 2023, and in the third quarter, we added eight new stores, bringing the total to 45 self-operated stores. We are also actively evaluating opportunities in the United States and other markets. Given the maturity, saturation, and competitiveness of the U.S. coffee market, we intend to approach our expansion strategy there with careful consideration and a disciplined execution plan.

For the nine months ended September 30, 2024, net revenues from Singapore reached RMB91.4 million, while costs and expenses, primarily including store operations, regional expenses, and support costs incurred at headquarters, totaled approximately RMB167.7 million. We remain committed to investing in our international growth, although we do not anticipate profitability in this area in the near term. Similar to our strategy in China, the international business will need to reach significant scale to achieve profitability.

1 Please refer to the section “KEY DEFINITIONS” on Page 4 for detailed definitions on certain terms used.

COMPANY STATEMENT

“I’m pleased to report that Luckin delivered outstanding results in the third quarter of 2024,” said Dr. Jinyi Guo, Chairman and Chief Executive Officer of Luckin Coffee. “With the hard work and dedication of our team and the loyalty of our customers, we achieved record net revenue and operating profit while maintaining a healthy margin. Despite the many coffee options available in China, Luckin remains a preferred choice for customers, as reflected in our record average monthly transaction user count and the addition of 1,382 net new stores. In line with our commitment to invest in a high-quality supply chain and boost efficiency, we also broke ground in August on our new state-of-the-art Innovation and Production Center in Qingdao, a strategically important economic hub in China. Looking forward, we are focused on continuing to expand our market share by offering innovative, high-quality products, enhancing brand recognition, and expanding our footprint.”

CHANGES TO BOARD OF DIRECTORS (THE “BOARD”)

Mr. Gary (Shaoqiang) Liu, a director of the Company, has resigned from his positions on the Board for personal reasons. Mr. Guiyi Chen has been appointed as a new director and a member of the Compensation Committee.

“I am grateful to Mr. Gary Liu for his valuable contributions during his tenure and wish him all the best in his future endeavors,” said Dr. Jinyi Guo, Chairman and Chief Executive Officer of Luckin Coffee. “I am also pleased to welcome Mr. Guiyi Chen to our Board and look forward to collaborating with him as we pursue our mission and deliver sustainable, long-term value to our shareholders.”

Mr. Guiyi Chen brings extensive experience in law, banking, investment, and management, with expertise in both domestic and international capital markets. He is currently a managing director at Centurium Capital Management (HK) Ltd (“Centurium Capital”). Prior to joining Centurium Capital, Mr. Chen held senior roles at Jingtian & Gongcheng LLP, W&G Investment Management Co., Ltd., and Loeb & Loeb LLP. Mr. Chen holds a bachelor’s degree in legal studies from the China Youth University of Political Science and a master’s degree in law from the University of Groningen, Netherlands.

THIRD QUARTER 2024 FINANCIAL RESULTS

Total net revenues were RMB10,180.8 million (US$1,452.1 million) in the third quarter of 2024, representing an increase of 41.4% from RMB7,200.0 million in the same quarter of 2023. Driven by the increase in the number of products sold, stores in operation and monthly transacting customers, our net revenues has shown strong increase despite the decrease in average selling price of the Company’s products.

•	Revenues from product sales were RMB7,839.5 million (US$1,118.2 million) in the third quarter of 2024, representing an increase of 46.3% from RMB5,359.3 million in the same quarter of 2023.

•	Net revenues from freshly brewed drinks were RMB7,210.8 million (US$1,028.5 million), representing 70.8% of total net revenues in the third quarter of 2024, compared to RMB4,869.7 million, representing 67.6% of total net revenues, in the same quarter of 2023.

•	Net revenues from other products were RMB476.9 million (US$68.0 million), representing 4.7% of total net revenues in the third quarter of 2024, compared to RMB345.3 million, representing 4.8% of total net revenues, in the same quarter of 2023.

•	Net revenues from others were RMB151.8 million (US$21.6 million), representing 1.5% of total net revenues in the third quarter of 2024, compared to RMB144.4 million, representing 2.0% of total net revenues, in the same quarter of 2023.

•	Revenues from partnership stores were RMB2,341.3 million (US$333.9 million), representing 23.0% of total net revenues in the third quarter of 2024, which represents an increase of 27.2% compared to RMB1,840.8 million, representing 25.6% of total net revenues, in the same quarter of 2023. For the third quarter of 2024, revenues from partnership stores included sales of materials of RMB1,651.7 million (US$235.6 million), profit sharing of RMB293.4 million (US$41.8 million), delivery service of RMB230.4 million (US$32.9 million), sales of equipment of RMB147.1 million (US$21.0 million), and other services of RMB18.8 million (US$2.7 million).

Total operating expenses were RMB8,623.3 million (US$1,229.9 million) in the third quarter of 2024, representing an increase of 38.2% from RMB6,238.3 million in the same quarter of 2023. The increase in total operating expenses was predominantly the result of the Company’s business expansion. Meanwhile, operating expenses as a percentage of net revenues was 84.7% in the third quarter of 2024, slightly lower than 86.6% in the same quarter of 2023, mainly due to the decrease in cost of materials as a percentage of net revenues resulting from the changes in product matrix provided to consumers in the third quarter.

•	Cost of materials were RMB3,955.4 million (US$564.2 million) in the third quarter of 2024, representing an increase of 24.9% from RMB3,166.6 million in the same quarter of 2023, mainly due to the increase in the number of products sold and the increase in sales of materials to partnership stores.

•	Store rental and other operating costs were RMB2,284.9 million (US$325.9 million) in the third quarter of 2024, representing an increase of 60.3% from RMB1,425.5 million in the same quarter of 2023, mainly due to the increase in labor costs, store rental as well as utilities and other store operating costs as a result of the increased number of stores and items sold in the third quarter of 2024 compared to the same period last year.

•	Depreciation and amortization expenses were RMB309.7 million (US$44.2 million) in the third quarter of 2024, representing an increase of 93.5% from RMB160.1 million in the same quarter of 2023, mainly due to the increase in amortization of leasehold improvements for the stores and the increase in depreciation expenses of additional equipment put into use in new stores in the third quarter of 2024.

•	Delivery expenses were RMB927.7 million (US$132.3 million) in the third quarter of 2024, representing an increase of 57.9% from RMB587.5 million in the same quarter of 2023, mainly due to the increase in the number of delivery orders.

•	Sales and marketing expenses were RMB589.0 million (US$84.0 million) in the third quarter of 2024, representing an increase of 53.2% from RMB384.4 million in the same quarter of 2023, mainly driven by the increase in (i) advertising and other promotion expenses as the Company continued to make strategic investments in its branding through various channels, and (ii) commissions to third-party delivery platforms. Sales and marketing expenses amounted to 5.8% of total net revenues in the third quarter of 2024, compared to 5.3% of total net revenues in the same quarter of 2023.

•	General and administrative expenses were RMB636.6 million (US$90.8 million) in the third quarter of 2024, representing an increase of 32.3% from RMB481.3 million in the same quarter of 2023. The increase in general and administrative expenses was mainly driven by the increase in (i) payroll costs for general and administrative staff, (ii) research and development expenses, (iii) share-based compensation for restricted share units and options issued to management and employees, and (iv) expenditures for office supplies. General and administrative expenses amounted to 6.3% of total net revenues in the third quarter of 2024, compared to 6.7% of total net revenues in the same quarter of 2023.

•	Store preopening and other expenses were RMB13.5 million (US$1.9 million) in the third quarter of 2024, representing a decrease of 55.2% from RMB30.1 million in the same quarter of 2023, mainly due to fewer stores preparing to be opened in the third quarter of 2024 compared to the same quarter of 2023. Store preopening and other expenses amounted to 0.1% of total net revenues in the third quarter of 2024, compared to 0.4% of total net revenues in the same quarter of 2023.

•	Losses and expenses related to Fabricated Transactions and Restructuring were negative RMB102.5 million (US$14.6 million) in the third quarter of 2024, compared to RMB3.0 million in the same quarter of 2023, primarily because the Company became entitled to receive excess layers compensation of US$15.0 million (approximately RMB105.2 million) under its Directors & Officers Liability and Company Reimbursement Insurance (the “D&O Insurance”), following the receipt of a base layer compensation. Losses and expenses related to Fabricated Transactions and Restructuring amounted to negative 1.0% of total net revenues in the third quarter of 2024, compared to 0.0% of total net revenues in the same quarter of 2023.

•	Store level operating profit margin - self-operated stores was 23.3% in the third quarter of 2024, compared to 23.1% in the same quarter of 2023.

GAAP operating income was RMB1,557.5 million (US$222.1 million) in the third quarter of 2024, representing a GAAP operating margin of 15.3%, compared to RMB961.7 million, or a GAAP operating margin of 13.4%, in the same quarter of 2023. Non-GAAP operating income was RMB1,655.6 million (US$236.1 million) in the third quarter of 2024, representing a non-GAAP operating margin of 16.3%, compared to RMB1,025.5 million, or a non-GAAP operating margin of 14.2%, in the same quarter of 2023. For more information on the Company’s non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Income tax expenses was RMB352.7 million (US$50.3 million) in the third quarter of 2024, compared to income tax benefit of RMB82.6 million in the same quarter of 2023. In the third quarter of 2023, as a certain number of the Company’s operation entities have turned cumulative profits from cumulative losses, in accordance to relevant accounting standards, the Company re-evaluated the realization of deferred tax assets given the largely reduced uncertainty of the Company’s business performance. As a result, a certain amount of the valuation allowance against the deferred tax assets was released. Excluding the release of valuation allowance against the deferred tax assets, income tax expense was approximately RMB169.5 million in the third quarter of 2023. Income tax expenses increased by RMB183.2 million in the third quarter when compared to the income tax expenses of RMB169.5 million in the same period of 2023, which was mainly due to the increased profits earned in the third quarter.

Net income was RMB1,302.6 million (US$185.8 million) in the third quarter of 2024, representing a net margin of 12.8%, compared to net income of RMB988.0 million, or a net margin of 13.7%, in the same quarter of 2023. Non-GAAP net income was RMB1,400.8 million (US$199.8 million) in the third quarter of 2024, representing a non-GAAP net margin of 13.8%, compared to RMB1,144.0 million, or a non-GAAP net margin of 15.9%, in the same quarter of 2023.

Basic and diluted net income per ADS was RMB4.08 (US$0.56) and RMB4.08 (US$0.56) in the third quarter of 2024, respectively, compared to basic and diluted net income per ADS of RMB3.12 and RMB3.12 in the same quarter of 2023, respectively.

Non-GAAP basic and diluted net income per ADS was RMB4.40 (US$0.64) and RMB4.40 (US$0.64) in the third quarter of 2024, respectively, compared to non-GAAP basic and diluted net income of RMB3.60 and RMB3.60 in the same quarter of 2023, respectively.

Net cash provided by operating activities was RMB1,316.1 million (US$187.7 million) in the third quarter of 2024, compared to net cash provided by operating activities of RMB1,310.1 million in the same quarter of 2023.

Cash and cash equivalents, restricted cash, term deposits and short-term investments were RMB4,753.2 million (US$678.0 million) as of September 30, 2024, compared to RMB3,752.7 million as of December 31, 2023. The increase was primarily attributable to the cash inflow generated from the Company’s operations.

KEY OPERATING DATA

	For the three months ended or as of
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,
	2023	2023	2023	2023	2024	2024	2024
Total stores	9,351	10,836	13,273	16,248	18,590	19,961	21,343
Self-operated stores	6,310	7,188	8,807	10,628	12,199	13,056	13,936
Partnership stores	3,041	3,648	4,466	5,620	6,391	6,905	7,407
Same-store sales growth for self-operated stores	29.6%	20.8%	19.9%	13.5%	(20.3)%	(20.9)%	(13.1)%
Average monthly transacting customers (in thousands)	29,489	43,070	58,477	62,438	59,914	69,689	79,846

KEY DEFINITIONS

•	Total net revenues include revenues from product sales and revenues from partnership stores.

•	Revenues from product sales mainly include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operating stores, unmanned machines, e-commerce and revenue from delivery for self-operated stores.

•	Revenues from self-operated stores include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operating stores, and delivery fees derived from self-operated stores paid by the Company’s customers. Before the first quarter of 2023, revenues from self-operated stores only included net revenue from the sales of freshly brewed and non-freshly brewed items through self-operating stores, and beginning from the first quarter of 2023, we added delivery fees derived from self-operated stores paid by the Company’s customers to this definition.

•	Revenues from partnership stores include net revenue from the sales of materials, equipment, and other services including delivery and pre-opening services provided to partnership stores and profit sharing from partnership stores.

•	Same-store sales growth for self-operated stores. Defined as the growth rate of total revenue from self-operated stores that (i) were in operation at the beginning of the comparable period and were not closed before the end of the current period and (ii) maintained an average of at least 15 operating days per month over both the current and comparable periods.

•	Store level operating profit - self-operated stores. Calculated by deducting cost for self-operated stores including cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, commissions to third-party delivery platforms related to revenues from self-operated stores, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, delivery expense, transaction fees, store preopening and other expenses from the Company’s self-operated store revenues. Before the first quarter of 2023, commissions to third-party delivery platforms related to revenues from self-operated stores was not deducted when calculating this term.

•	Store level operating profit margin - self-operated stores. Calculated by dividing store level operating profit by total revenues from self-operated stores.

•	Total number of stores. The number of stores open at the end of the period, excluding unmanned machines.

•	Net new store openings. The number of gross new stores opened during the period minus the number of stores closed during the period.

•	Average monthly transacting customers. The total of each month’s number of transacting customers divided by the number of months during the period (includes those of partnership stores and those only paid with free-coupons).

•	Non-GAAP operating income. Calculated by operating income excluding share-based compensation expenses.

•	Non-GAAP net income. Calculated by net income excluding recurring item of share-based compensation expenses and non-recurring item of provision for equity litigants.

•	Non-GAAP net income attributable to the Company’s ordinary shareholders. Calculated by adjusting net income attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses and non-recurring item of provision for equity litigants.

•	Non-GAAP basic and diluted net income per shares. Calculated as non-GAAP net income attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted share.

•	Non-GAAP basic and diluted net income per ADSs. Calculated as non-GAAP net income attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted ADS.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating the business, the Company considers and uses non-GAAP operating income/(loss) and non-GAAP net income/(loss), each a non-GAAP financial measure, in reviewing and assessing the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP” or “GAAP”). The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in the Company’s business, provide further information about the Company’s results of operations and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Furthermore, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP operating income/(loss) as operating income/(loss) excluding share-based compensation expenses, non-GAAP net income/(loss) as net income/(loss) excluding recurring item of share-based compensation expenses and non-recurring item of provision for equity litigants, and non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses and non-recurring item of provision for equity litigants.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

EXCHANGE RATE INFORMATION

This earnings release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at the rate of RMB7.0111 to US$1.00, the exchange rate on September 27, 2024 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

CONFERENCE CALL

The Company will host a conference call today, on Wednesday, October 30, 2024, at 8:00 am Eastern Time (or Wednesday, October 30, 2024, at 8:00 pm Beijing Time) to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Conference ID:	5935029

The replay will be accessible through November 6, 2024, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	3696636

A live and archived webcast of the conference call will also be available at the Company's investor relations website at investor.lkcoffee.com.

SAFE HARBOR STATEMENTS

This earnings release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports or current reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings or investigations in connection with Luckin Coffee; the outcome and effect of the restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies, including its international expansion plans; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in the coffee industry or the food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; governmental policies and regulations relating to Luckin Coffee’s industry; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

STATEMENT REGARDING PRELIMINARY UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

ABOUT LUCKIN COFFEE INC.

Luckin Coffee Inc. (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its mission to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.lkcoffee.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@lkcoffee.com

Bill Zima / Michael Bowen

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee Inc. PR

Email: pr@lkcoffee.com

Ed Trissel / Spencer Hoffman

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449

LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2023

AND UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2024

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2023	September 30, 2024 (Unaudited)
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,925,709	3,802,087	542,295
Restricted cash	66,080	5,571	795
Term deposit- current	464,019	639,412	91,200
Short-term investment	100,000	116,000	16,545
Accounts receivable, net	80,665	156,401	22,308
Receivables from online payment platforms	214,163	381,416	54,402
Inventories, net	2,204,000	3,118,617	444,811
Prepaid expenses and other current assets, net	1,544,918	1,871,911	266,992
Total current assets	7,599,554	10,091,415	1,439,348

Non-current assets:
Property and equipment, net	4,169,141	4,861,418	693,389
Restricted cash	46,854	40,134	5,724
Term deposit-non current	150,000	150,000	21,395
Other non-current assets, net	789,492	934,700	133,317
Deferred tax assets, net	350,082	254,542	36,306
Operating lease, right-of-use assets	5,186,855	5,761,557	821,776
Total non-current assets	10,692,424	12,002,351	1,711,907
TOTAL ASSETS	18,291,978	22,093,766	3,151,255

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowing	—	300,000	42,789
Accounts payable	814,655	862,805	123,063
Accrued expenses and other liabilities	2,556,977	3,183,424	454,055
Deferred revenues	123,422	108,736	15,509
Payable for equity litigants settlement	116,314	114,860	16,383
Operating lease liabilities-current	1,851,310	2,218,176	316,381
Total current liabilities	5,462,678	6,788,001	968,180

Non-current liabilities:
Operating lease liabilities-non current	3,114,855	3,294,382	469,881
Total non-current liabilities	3,114,855	3,294,382	469,881
Total liabilities	8,577,533	10,082,383	1,438,061

Commitments and contingencies

Mezzanine equity
Senior Preferred Shares	1,578,040	1,514,660	216,037

Shareholders’ equity:
Class A Ordinary shares	23	23	3
Class B Ordinary shares	2	2	—
Additional paid-in capital	16,276,991	16,608,582	2,368,898
Statutory reserves	168,204	167,868	23,943
Accumulated deficits	(8,705,759)	(6,614,853)	(943,483)
Accumulated other comprehensive income	396,944	335,101	47,796
Total Company’s ordinary shareholders’ equity	8,136,405	10,496,723	1,497,157
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	18,291,978	22,093,766	3,151,255

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Revenues from product sales	5,359,262	7,839,479	1,118,152	13,376,169	19,162,032	2,733,099
Revenues from partnership stores	1,840,777	2,341,287	333,940	4,462,026	5,699,505	812,926
Total net revenues	7,200,039	10,180,766	1,452,092	17,838,195	24,861,537	3,546,025

Cost of materials	(3,166,570)	(3,955,439)	(564,168)	(7,382,729)	(10,268,106)	(1,464,550)
Store rental and other operating costs	(1,425,482)	(2,284,889)	(325,896)	(3,465,513)	(6,168,379)	(879,802)
Depreciation and amortization expenses	(160,052)	(309,704)	(44,173)	(396,256)	(858,215)	(122,408)
Delivery expenses	(587,455)	(927,693)	(132,318)	(1,543,336)	(1,982,406)	(282,752)
Sales and marketing expenses	(384,401)	(588,987)	(84,008)	(887,410)	(1,347,412)	(192,183)
General and administrative expenses	(481,281)	(636,645)	(90,805)	(1,267,654)	(1,782,892)	(254,296)
Store preopening and other expenses	(30,050)	(13,466)	(1,921)	(64,223)	(55,976)	(7,984)
Impairment loss of long-lived assets	—	(8,925)	(1,273)	(5,229)	(8,925)	(1,273)
Losses and expenses related to Fabricated Transactions and Restructuring	(3,024)	102,454	14,613	(12,940)	153,821	21,940
Total operating expenses	(6,238,315)	(8,623,294)	(1,229,949)	(15,025,290)	(22,318,490)	(3,183,308)
Operating income	961,724	1,557,472	222,143	2,812,905	2,543,047	362,717

Interest and investment income	31,509	25,153	3,588	77,324	54,738	7,807
Interest and financing expenses	—	(1,918)	(274)	—	(2,007)	(286)
Foreign exchange gain/(loss), net	792	68,090	9,712	(121)	38,882	5,546
Other income, net	3,603	6,578	938	44,309	73,956	10,548
Provision for equity litigants	(92,192)	—	—	(92,192)	—	—

Net income before income taxes	905,436	1,655,375	236,107	2,842,225	2,708,616	386,332
Income tax (expense)/benefit	82,575	(352,734)	(50,311)	(290,693)	(618,046)	(88,153)
Net income	988,011	1,302,641	185,796	2,551,532	2,090,570	298,179
Net income attributable to the Company’s ordinary shareholders	988,011	1,302,641	185,796	2,551,532	2,090,570	298,179

Net income per share:
Basic	0.39	0.51	0.07	1.01	0.82	0.12
Diluted	0.39	0.51	0.07	1.00	0.82	0.12
Net income per ADS:
Basic*	3.12	4.08	0.56	8.08	6.56	0.96
Diluted*	3.12	4.08	0.56	8.00	6.56	0.96

Weighted average shares outstanding used in calculating basic and diluted income per share:
Basic	2,532,072,783	2,545,551,167	2,545,551,167	2,532,072,783	2,545,551,167	2,545,551,167
Diluted	2,542,324,870	2,549,360,432	2,549,360,432	2,542,795,351	2,548,436,166	2,548,436,166

Net income	988,011	1,302,641	185,796	2,551,532	2,090,570	298,179
Other comprehensive loss, net of tax of nil:
Foreign currency translation difference, net of tax of nil	(239)	(90,996)	(12,979)	2,406	(61,843)	(8,821)
Total comprehensive income	987,772	1,211,645	172,817	2,553,938	2,028,727	289,358
Total comprehensive income attributable to ordinary shareholders	987,772	1,211,645	172,817	2,553,938	2,028,727	289,358

* Each ADS represents eight Class A Ordinary Shares. The per ADS indicators are based on rounded results of corresponding per share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	1,310,128	1,316,141	187,722	3,827,171	2,600,897	370,969
Net cash used in investing activities	(1,880,916)	(988,308)	(140,963)	(3,271,026)	(2,097,443)	(299,161)
Net cash provided by financing activities	—	—	—	—	300,000	42,789
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(1,138)	1,642	234	6,907	5,695	812
Net increase/(decrease) in cash and cash equivalents and restricted cash	(571,926)	329,475	46,993	563,052	809,149	115,409
Cash and cash equivalents and restricted cash at beginning of period	4,712,897	3,518,317	501,821	3,577,919	3,038,643	433,405
Cash and cash equivalents and restricted cash at end of period	4,140,971	3,847,792	548,814	4,140,971	3,847,792	548,814

LUCKIN COFFEE INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP

MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
A. Non-GAAP operating income
Operating income	961,724	1,557,472	222,144	2,812,905	2,543,047	362,717
Adjusted for:
Share-based compensation expenses	63,759	98,172	14,002	179,311	268,188	38,252
Non-GAAP operating income	1,025,483	1,655,644	236,146	2,992,216	2,811,235	400,969

B. Non-GAAP net income
Net income	988,011	1,302,641	185,797	2,551,532	2,090,570	298,180
Adjusted for:
Share-based compensation expenses	63,759	98,172	14,002	179,311	268,188	38,252
Provision for equity litigants	92,192	—	—	92,192	—	—
Non-GAAP net income	1,143,962	1,400,813	199,799	2,823,035	2,358,758	336,432
Non-GAAP net income attributable to the Company’s ordinary shareholders	1,143,962	1,400,813	199,799	2,823,035	2,358,758	336,432

C. Non-GAAP net income per share
Weighted average shares outstanding used in calculating basic and diluted income per share:
Basic	2,532,072,783	2,545,551,167	2,545,551,167	2,532,072,783	2,545,551,167	2,545,551,167
Diluted	2,542,324,870	2,549,360,432	2,549,360,432	2,542,795,351	2,548,436,166	2,548,436,166

Non-GAAP net income per share:
Basic	0.45	0.55	0.08	1.11	0.93	0.13
Diluted	0.45	0.55	0.08	1.11	0.93	0.13

Non-GAAP net income per ADS:
Basic*	3.60	4.40	0.64	8.88	7.44	1.04
Diluted*	3.60	4.40	0.64	8.88	7.44	1.04

* Each ADS represents eight Class A Ordinary Shares. The per ADS indicators are based on rounded results of corresponding per share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.